As filed with the Securities and Exchange Commission on August 26, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

salesforce.com, inc.

(Exact name of registrant as specified in its charter)

Delaware	94-3320693
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

The Landmark @ One Market, Suite 300

San Francisco, California 94105

(415) 901-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Burke F. Norton, Esq.

Executive Vice President and Chief Legal Officer

salesforce.com, inc.

The Landmark @ One Market, Suite 300

San Francisco, California 94105

(415) 901-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Aaron J. Alter, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common stock, par value $0.001 per share	7,189,294	$54.82	$394,117,097	$50,763

(1)	Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this Registration Statement shall also cover any additional shares of the Registrant’s common stock that become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration that increases the number of the Registrant’s outstanding shares of common stock.
(2)	Estimated in accordance with Rule 457(c) solely for purposes of calculating the registration fee on the basis of the average of the high and low prices of Registrant’s common stock as reported on the New York Stock Exchange on August 19, 2014.

PROSPECTUS

7,189,294 SHARES

Common Stock

The selling stockholders of salesforce.com, inc. (“salesforce,” “we,” “us” or the “Company”) listed beginning on page 20 may offer and resell up to 7,189,294 shares of salesforce common stock under this prospectus. The selling stockholders acquired these shares from us pursuant to an Agreement and Plan of Reorganization dated July 10, 2014 by and among the Company, Rembrandt Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company, RelateIQ, Inc., a Delaware corporation (“RelateIQ”), and Fortis Advisors LLC, as stockholder representative thereunder, in connection with our acquisition of RelateIQ. The selling stockholders (which term as used herein includes their respective donees, transferees or other successors in interest) may sell these shares through public or private transactions at market prices prevailing at the time of sale or at negotiated prices. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “CRM.” On August 22, 2014, the last reported sale price for our common stock on the New York Stock Exchange was $59.80 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 25, 2014.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the following summary together with the more detailed information regarding our company, the common stock being registered hereby, and our financial statements and notes thereto incorporated by reference in this prospectus.

Overview

We are a leading provider of enterprise cloud computing solutions, with a strong focus on customer relationship management, or CRM, service offerings to our customers. Our company was founded on the concept of delivering CRM applications via the Internet, or “cloud.” We introduced our first CRM solution in February 2000 and we have expanded our offerings with new editions, solutions and enhanced features, through internal development and acquisitions.

Our mission is to help our customers transform themselves into “customer companies” by empowering them to connect with their customers in entirely new ways. With our four core service offerings, involving sales force automation, customer service and support automation, marketing automation, and the platform, we provide a next generation customer platform.

Our service offerings are intuitive and easy-to-use, can be deployed rapidly, customized easily and integrated with other platforms and enterprise applications, or apps. We deliver our solutions as a service via all the major Internet browsers and on leading major mobile device operating systems.

We sell to businesses of all sizes and in almost every industry worldwide on a subscription basis, primarily through our direct sales efforts and also indirectly through partners. Through our platform and other developer tools, we also encourage third parties to develop additional functionality and new apps that run on our platform, which are sold separately from, or in conjunction with, our service.

We were incorporated in Delaware in February 1999. Our principal executive offices are located in San Francisco, California and our principal website address is www.salesforce.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. Our office address is The Landmark @ One Market, Suite 300, San Francisco, California 94105.

The Shares Offered in this Prospectus

Common stock offered by the selling stockholders	7,189,294 shares

Our common stock is listed on the New York Stock Exchange under the symbol	CRM

Use of proceeds	All of the shares of common stock being offered under this prospectus are being sold by the selling stockholders or their donees, transferees or other successors in interest. Accordingly, we will not receive any proceeds from the sale of these shares.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in or incorporated by reference into this prospectus, before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor may also harm our business operations. If any of the events, contingencies, circumstances or conditions described in the following risks actually occurs, our business, financial condition or our results of operations could be seriously harmed. If that happens, the trading price of our common stock could decline and you may lose part or all of the value of any of our shares held by you.

Risks Related to Our Business and Industry

Defects or disruptions in our service could diminish demand for our service and subject us to substantial liability.

Because our service is complex and incorporates a variety of hardware and proprietary and third-party software, our service may have errors or defects that could result in unanticipated downtime for our subscribers and harm to our reputation and our business. Internet-based services frequently contain undetected errors when first introduced or when new versions or enhancements are released. We have from time to time found defects in our service and new errors in our service may be detected in the future. In addition, our customers may use our service in unanticipated ways that may cause a disruption in service for other customers attempting to access their data. As we acquire companies, we may encounter difficulty in incorporating the acquired technologies into our service and maintaining the quality standards that are consistent with our brand and reputation. Since our customers use our service for important aspects of their business, any errors, defects, disruptions in service or other performance problems could hurt our reputation and may damage our customers’ businesses. As a result, customers could elect to not renew, or delay or withhold payment to us, we could lose future sales or customers may make warranty or other claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Interruptions or delays in service from our third-party data center hosting facilities could impair the delivery of our service and harm our business.

We currently serve our customers from third-party data center hosting facilities located in the United States and other countries. Any damage to, or failure of, our systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our attrition rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable.

As part of our current disaster recovery arrangements, our production environment and all of our customers’ data is currently replicated in near real-time in a facility located in the United States. Companies and products added through acquisition may be temporarily served through alternate facilities. We do not control the operation of any of these facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements, our service could be interrupted.

As we continue to add data centers and add capacity in our existing data centers, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service.

If our security measures are breached and unauthorized access is obtained to a customer’s data or our data or our IT systems, our service may be perceived as not being secure, customers may curtail or stop using our service and we may incur significant legal and financial exposure and liabilities.

Our service involves the storage and transmission of customers’ proprietary information, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. These security measures may be breached as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in someone obtaining unauthorized access to our customers’ data or our data, including our intellectual property and other confidential business information, or our IT systems. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our customers’ data or our data or IT systems. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, our customers may authorize third-party technology providers to access their customer data. Because we do not control our customers and third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third-parties may also conduct attacks designed to temporarily deny customers access to our services. Any security breach could result in a loss of confidence in the security of our service, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability.

As we acquire companies or technologies, we may not realize the expected business benefits, the acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results and the value of your investment.

As part of our business strategy, we periodically make investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies and intellectual property rights, and we expect that we will continue to make such investments and acquisitions in the future. In July 2013, we acquired ExactTarget, our largest acquisition in the company’s history. Acquisitions and investments involve numerous risks, including:

•	the potential failure to achieve the expected benefits of the combination or acquisition;

•	difficulties in and the cost of integrating operations, technologies, services and personnel;

•	diversion of financial and managerial resources from existing operations;

•	risk of entering new markets in which we have little or no experience or where competitors may have stronger market positions;

•	potential write-offs of acquired assets or investments, and potential financial and credit risks associated with acquired customers;

•	potential loss of key employees;

•	inability to generate sufficient revenue to offset acquisition or investment costs;

•	the inability to maintain relationships with customers and partners of the acquired business;

•	the difficulty of transitioning the acquired technology onto our existing platforms and maintaining the security standards consistent with our other services for such technology;

•	potential unknown liabilities associated with the acquired businesses;

•	unanticipated expenses related to acquired technology and its integration into existing technology;

•	negative impact to our results of operations because of the depreciation and amortization of amounts related to acquired intangible assets, fixed assets and deferred compensation, and the loss of acquired deferred revenue and unbilled deferred revenue;

•	delays in customer purchases due to uncertainty related to any acquisition;

•	the need to implement controls, procedures and policies at the acquired company;

•	challenges caused by distance, language and cultural differences;

•	in the case of foreign acquisitions, the challenges associated with integrating operations across different cultures and languages and any currency and regulatory risks associated with specific countries; and

•	the tax effects of any such acquisitions.

In addition, if we finance acquisitions by issuing equity or convertible or other debt securities or loans, our existing stockholders may be diluted, or we could face constraints related to the terms of and repayment obligation related to the incurrence of indebtedness which could affect the market price of our common stock. Further, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed and the value of your investment may decline.

Privacy concerns and laws, evolving regulation of cloud computing, cross-border data transfer restrictions and other domestic or foreign regulations may limit the use and adoption of our solutions and adversely affect our business.

Regulation related to the provision of services on the Internet is increasing, as federal, state and foreign governments continue to adopt new laws and regulations addressing data privacy and the collection, processing, storage and use of personal information. In some cases foreign data privacy laws and regulations, such as the European Union’s Data Protection Directive, and the country-specific regulations that implement that directive, also govern the processing of personal information. Further, laws are increasingly aimed at the use of personal information for marketing purposes, such as the European Union’s e-Privacy

Directive, and the country-specific regulations that implement that directive. Such laws and regulations are subject to differing interpretations and may be inconsistent among jurisdictions. These and other requirements could reduce demand for our solutions or restrict our ability to store and process data or, in some cases, impact our ability to offer our services and solutions in certain locations.

In addition to government activity, privacy advocacy and other industry groups have established or may establish new self-regulatory standards that may place additional burdens on us. Our customers expect us to meet voluntary certification or other standards established by third parties, such as TRUSTe. If we are unable to maintain these certifications or meet these standards, it could adversely affect our ability to provide our solutions to certain customers and could harm our business.

The costs of compliance with and other burdens imposed by laws, regulations and standards may limit the use and adoption of our service and reduce overall demand for it, or lead to significant fines, penalties or liabilities for any noncompliance.

Furthermore, concerns regarding data privacy may cause our customers’ customers to resist providing the data necessary to allow our customers to use our service effectively. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our products or services, and could limit adoption of our cloud-based solutions.

Industry-specific regulation is evolving and unfavorable industry-specific laws, regulations or interpretive positions could harm our business.

Our customers and potential customers do business in a variety of industries, including financial services, the public sector, healthcare and telecommunications. Regulators in certain industries have adopted and may in the future adopt regulations or interpretive positions regarding the use of cloud computing and other outsourced services. The costs of compliance with, and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit customers’ use and adoption of our services and reduce overall demand for our services. Compliance with these regulations may also require us to devote greater resources to support certain customers, which may increase costs and lengthen sales cycles. For example, some financial services regulators have imposed guidelines for use of cloud computing services that mandate specific controls or require financial services enterprises to obtain regulatory approval prior to outsourcing certain functions. If we are unable to comply with these guidelines or controls, or if our customers are unable to obtain regulatory approval to use our service where required, our business may be harmed. In addition, an inability to satisfy the standards of certain voluntary third-party certification bodies that our customers may expect, such as an attestation of compliance with the Payment Card Industry (PCI) Data Security Standards, may have an adverse impact on our business. If in the future we are unable to achieve or maintain these industry-specific certifications or other requirements or standards relevant to our customers, it may harm our business.

In some cases, industry-specific laws, regulations or interpretive positions may also apply directly to us as a service provider. Any failure or perceived failure by us to comply with such requirements could have an adverse impact on our business.

If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.

Due to the pace of change and innovation in enterprise cloud computing services and the unpredictability of future general economic and financial market conditions, we may not be able to accurately forecast our rate of growth. We plan our expense levels and investment on estimates of future revenue and future anticipated rate of growth. We may not be able to adjust our spending appropriately if the addition of new subscriptions or the renewals of existing subscriptions falls short of our expectations. A portion of our expenses may also be a fixed cost in nature for some minimum amount of time, such as with a data center contract or office lease, so it may not be possible to reduce costs in a timely manner or without the payment of fees to exit certain obligations early.

As a result, we expect that our revenues, operating results and cash flows may fluctuate significantly on a quarterly basis. Our recent revenue growth rates may not be sustainable and may decline in the future. We believe that period-to-period comparisons of our revenues, operating results and cash flows may not be meaningful and should not be relied upon as an indication of future performance.

We rely on third-party computer hardware and software which could cause errors or failures of our service and may be difficult to replace.

We rely on computer hardware purchased or leased and software licensed from third parties in order to offer our service, including database software and hardware from a variety of vendors. Any errors or defects in third-party hardware or software could result in errors or a failure of our service which could harm our business. This hardware and software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could significantly increase our expenses and otherwise result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained through purchase or license and integrated into our service.

Our quarterly results can fluctuate and our stock price and the value of your investment could decline substantially.

Our quarterly results are likely to fluctuate. For example, our fiscal fourth quarter has historically been our strongest quarter for new business and renewals. The year-over-year compounding effect of this seasonality in billing patterns and overall new business and renewal activity causes the value of invoices that we generate in the fourth quarter to continually increase in proportion to our billings in the other three quarters of our fiscal year.

Additionally, some of the important factors that may cause our revenues, operating results and cash flows to fluctuate from quarter to quarter include:

•	our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers’ requirements;

•	the attrition rates for our service;

•	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

•	changes in deferred revenue and unbilled deferred revenue balances, which are not reflected in the balance sheet, due to seasonality, the compounding effects of renewals, invoice duration, invoice timing and new business linearity between quarters and within a quarter;

•	the number of new employees;

•	changes in our pricing policies and terms of contracts, whether initiated by us or as a result of competition;

•	the cost, timing and management effort for the introduction of new features to our service;

•	the costs associated with acquiring new businesses and technologies and the follow-on costs of integration and consolidating the results of acquired businesses;

•	the rate of expansion and productivity of our sales force;

•	the length of the sales cycle for our service;

•	new product and service introductions by our competitors;

•	our success in selling our service to large enterprises;

•	variations in the revenue mix of editions of our service;

•	technical difficulties or interruptions in our service;

•	expenses related to our real estate, our office leases and our data center capacity and expansion;

•	changes in foreign currency exchange rates;

•	changes in interest rates and our mix of investments, which would impact our return on our investments in cash and marketable securities;

•	conditions, particularly sudden changes, in the financial markets have and may continue to impact the value of and access to our investment portfolio;

•	changes in the effective tax rates due to changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, changes in federal, state or international tax laws including fundamental changes to tax laws applicable to corporate multinationals that may be considered by the United States and many countries in the European Union, changes in accounting principles, changes in judgment from the evaluation of new information that results in a recognition, derecognition or change in measurement of a tax position taken in a prior period, results of tax examinations by the Internal Revenue Service, state and foreign taxing authorities, as well as changes in excess tax benefits related to exercises and vesting of stock-based compensation;

•	changes to non-income taxes due to changes in federal, state or international tax laws; changes in taxing jurisdictions’ administrative interpretations, decisions, policies, and positions; results of tax examinations, settlements or judicial decisions; changes in accounting principles; changes to the business operations, including acquisitions, as well as the evaluation of new information that results in a change to a tax position taken in a prior period;

•	our ability to realize benefits from strategic partnerships;

•	expenses related to significant, unusual or discrete events which are recorded in the period in which the events occur;

•	general economic conditions that may adversely affect either our customers’ ability or willingness to purchase additional subscriptions or upgrade their service, or delay a prospective customers’ purchasing decision, or reduce the value of new subscription contracts, or affect attrition rates;

•	timing of additional investments in our enterprise cloud computing application and platform services and in our consulting service;

•	regulatory compliance costs;

•	the timing of customer payments and payment defaults by customers;

•	extraordinary expenses such as litigation or other dispute-related settlement payments;

•	the impact of new accounting pronouncements;

•	equity issuances, including as consideration in acquisitions or due to the conversion of our outstanding convertible notes at the election of the note holders;

•	the timing of stock awards to employees and the related adverse financial statement impact of having to expense those stock awards on a straight-line basis over their vesting schedules;

•	the timing of commission, bonus, and other compensation payments to employees; and

•	the timing of payroll and other withholding tax expenses which is triggered by the payment of bonuses and when employees exercise their vested stock awards.

Many of these factors are outside of our control, and the occurrence of one or more of them might cause our operating results to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenues, operating results, changes in our deferred revenue and unbilled deferred revenue balances and cash flows may not be meaningful and should not be relied upon as an indication of future performance.

Additionally, we may fail to meet or exceed the expectations of securities analysts and investors, and the market price of our common stock could decline. If one or more of the securities analysts who cover us adversely change their recommendation regarding our stock, the market price of our common stock could decline. Moreover, our stock price may be based on expectations, estimates or forecasts of our future performance that may be unrealistic or that may not be met. Further, our stock price may fluctuate based on reporting by the financial media, including television, radio and press reports and blogs.

Our efforts to expand our service beyond the CRM market and to develop our existing service in order to keep pace with technological developments may not succeed and may reduce our revenue growth rate and/or harm our business.

We derive substantially all of our revenue from subscriptions to our CRM enterprise cloud computing application service, and we expect this will continue for the foreseeable future. The markets for our ExactTarget Marketing Cloud and Salesforce1 Platform remain relatively new and it is uncertain whether our efforts will ever result in significant revenue for us. Further, the introduction of new services beyond the CRM market may not be successful, and early stage interest and adoption of such new services may not result in long term success or significant revenue for us. Our efforts to expand our service beyond the CRM market may not succeed and may reduce our revenue growth rate.

Additionally, if we are unable to develop enhancements to and new features for our existing service or new services that keep pace with rapid technological developments, our business will be harmed. The success of enhancements, new features and services depends on several factors, including the timely completion, introduction and market acceptance of the feature or edition. Failure in this regard may significantly impair our revenue growth. In addition, because our service is designed to operate on a variety of network hardware and software platforms using a standard browser, we will need to continuously modify and enhance our service to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. We may not be successful in either developing these modifications and enhancements or in bringing them to market timely. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development or service delivery expenses. Any failure of our service to operate effectively with future network platforms and technologies could reduce the demand for our service, result in customer dissatisfaction and harm our business.

Because we recognize revenue from subscriptions for our service over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results.

We generally recognize revenue from customers ratably over the terms of their subscription agreements, which are typically 12 to 36 months. As a result, most of the revenue we report in each quarter is the result of subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter may not be reflected in our revenue results for that quarter. Any such decline, however, will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our service, and potential changes in our attrition rate may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

We cannot accurately predict subscription renewals or upgrade rates and the impact these rates may have on our future revenue and operating results.

Our customers have no obligation to renew their subscriptions for our service after the expiration of their initial subscription period, which is typically 12 to 36 months, and in the normal course of business, some customers have elected not to renew. In addition, our customers may renew for fewer subscriptions, renew for shorter contract lengths, or renew for lower cost editions of our service. We cannot accurately predict attrition rates given our varied customer base of enterprise and small and medium size business customers and the number of multi-year subscription contracts. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our service, customers’ spending levels, decreases in the number of users at our customers, pricing changes and deteriorating general economic conditions. If our customers do not renew their subscriptions for our service or reduce the number of paying subscriptions at the time of renewal, our revenue will decline and our business will suffer.

Our future success also depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our service to our current customers. This may also require increasingly sophisticated and costly sales efforts that are targeted at senior management. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions and that our customers do not react negatively to any price changes related to these additional features and services. If our efforts to upsell to our customers are not successful and negative reaction occurs, our business may suffer.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for enterprise applications and platform services is highly competitive, rapidly evolving and fragmented, and subject to changing technology, shifting customer needs and frequent introductions of new products and services. We compete primarily with vendors of packaged CRM software and companies offering on-demand CRM applications. We also compete with internally developed applications and face competition from enterprise software vendors and online service providers who may develop toolsets and products that allow customers to build new applications that run on the customers’ current infrastructure or as hosted services. Our current competitors include:

•	enterprise software application vendors;

•	cloud computing application service providers;

•	software companies that provide their product or service free of charge, and only charge a premium for advanced features and functionality;

•	traditional platform development environment companies; and

•	cloud computing development platform companies.

Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. In addition, many of our current and potential competitors have established marketing relationships and access to larger customer bases, and have major distribution agreements with consultants, system integrators and resellers.

As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Furthermore, because of these advantages, even if our service is more effective than the products that our competitors offer, potential customers might accept competitive products and services in lieu of purchasing our service. For all of these reasons, we may not be able to compete successfully against our current and future competitors.

If the market for our technology delivery model and enterprise cloud computing services develops more slowly than we expect, our business could be harmed.

Our success also depends on the willingness of third-party developers to build applications that are complementary to our service. Without the development of these applications, both current and potential customers may not find our service sufficiently attractive. In addition, for those customers who authorize a third-party technology partner access to their data, we do not provide any warranty related to the functionality, security and integrity of the data transmission or processing. Despite contract provisions to protect us, customers may look to us to support and provide warranties for the third-party applications, which may expose us to potential claims, liabilities and obligations for applications we did not develop or sell.

Supporting our existing and growing customer base could strain our personnel resources and infrastructure, and if we are unable to scale our operations and increase productivity, we may not be able to successfully implement our business plan.

We continue to experience significant growth in our customer base, which has placed a strain on our management, administrative, operational and financial infrastructure. We anticipate that additional investments in our infrastructure, research and development, and real estate spending will be required to scale our operations and increase productivity, to address the needs of our customers, to further develop and enhance our service, to expand into new geographic areas, and to scale with our overall growth.

We regularly upgrade and/or replace our various software systems. If the implementations of these new applications are delayed, or if we encounter unforeseen problems with our new systems or in migrating away from our existing applications and systems, our operations and our ability to manage our business could be negatively impacted.

Our success will depend in part upon the ability of our senior management to manage our projected growth effectively. To do so, we must continue to increase the productivity of our existing employees and to hire, train and manage new employees as needed. To manage the expected domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls, our reporting systems and procedures, and our utilization of real estate. The additional investments we are making will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully scale our operations and increase productivity, we will be unable to execute our business plan.

As more of our sales efforts are targeted at larger enterprise customers, our sales cycle may become more time-consuming and expensive, we may encounter pricing pressure and implementation and customization challenges, and we may have to delay revenue recognition for some complex transactions, all of which could harm our business and operating results.

As we target more of our sales efforts at larger enterprise customers, we may face greater costs, longer sales cycles and less predictability in completing some of our sales. In this market segment, the customer’s decision to use our service may be an enterprise-wide decision and, if so, these types of sales would require us to provide greater levels of education regarding the use and benefits of our service, as well as education regarding privacy and data protection laws and regulations to prospective customers with international operations. In addition, larger customers may demand more customization, integration services and features. As a result of these factors, these sales opportunities may require us to devote greater sales support and professional services resources to individual customers, driving up costs and time required to complete sales and diverting our own sales and professional services resources to a smaller number of larger transactions, while potentially requiring us to delay revenue recognition on some of these transactions until the technical or implementation requirements have been met.

We may introduce new pricing and packaging strategies for subscriptions to our existing and future service offerings that may not be widely accepted by new or existing customers. Our adoption of such new pricing and packaging strategies may harm our business.

Professional services may also be performed by a third party or a combination of our own staff and a third party. Our strategy is to work with third parties to increase the breadth of capability and depth of capacity for delivery of these services to our customers. If a customer is not satisfied with the quality of work performed by us or a third party or with the type of services or solutions delivered, then we could incur additional costs to address the situation, the profitability of that work might be impaired, and the customer’s dissatisfaction with our services could damage our ability to obtain additional work from that customer. In addition, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

Periodic changes to our sales organization can be disruptive and may reduce our rate of growth.

We periodically change and make adjustments to our sales organization in response to market opportunities, competitive threats, management changes, product introductions or enhancements, acquisitions, sales performance, increases in sales headcount, cost levels and other internal and external considerations. In the past, these changes sometimes resulted in a temporary lack of focus and reduced productivity; these effects could recur in connection with any future sales changes we might undertake and our rate of revenue growth could be negatively affected. In addition, any significant change to the way we structure our compensation of our sales organization may be disruptive and may affect our revenue growth.

Sales to customers outside the United States expose us to risks inherent in international sales.

We sell our service throughout the world and are subject to risks and challenges associated with international business. Historically, sales in Europe and Asia Pacific together have represented approximately 30 percent of our total revenues, and we intend to continue to expand our international sales efforts. The risks and challenges associated with sales to customers outside the United States include:

•	localization of our service, including translation into foreign languages and associated expenses;

•	laws and business practices favoring local competitors;

•	compliance with multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy, anti-corruption, import/export, antitrust, data protection and industry-specific laws and regulations, including rules related to compliance by our third-party resellers;

•	pressure on the creditworthiness of sovereign nations, particularly in Europe, where we have customers and a balance of our cash, cash equivalents, and marketable securities. Liquidity issues or political actions by sovereign nations could result in decreased values of these balances;

•	regional data privacy laws and other regulatory requirements that apply to outsourced service providers and to the transmission of our customers’ data across international borders;

•	treatment of revenue from international sources and changes to tax codes, including being subject to foreign tax laws and being liable for paying withholding income or other taxes in foreign jurisdictions;

•	foreign currency fluctuations and controls;

•	different pricing environments;

•	difficulties in staffing and managing foreign operations;

•	different or lesser protection of our intellectual property;

•	longer accounts receivable payment cycles and other collection difficulties;

•	natural disasters, acts of war, terrorism, pandemics or security breaches; and

•	regional economic and political conditions.

Any of these factors could negatively impact our business and results of operations.

Additionally, our international subscription fees are paid either in U.S. dollars or local currency. As a result, fluctuations in the value of the U.S. dollar and foreign currencies may make our service more expensive for international customers, which could harm our business.

We have been and may in the future be sued by third parties for various claims including alleged infringement of proprietary rights.

We are involved in various legal matters arising from the normal course of business activities. These may include claims, suits, government investigations and other proceedings involving alleged infringement of third-party patents and other intellectual property rights, and commercial, corporate and securities, labor and employment, wage and hour, and other matters.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We have received in the past and may receive in the future communications from third parties, including practicing entities and non-practicing entities, claiming that we have infringed their intellectual property rights. For example, we received a notice from a large non-practicing entity alleging that we infringed upon certain of its patents. While no litigation was ever filed, in May 2013 we entered into a multi-year license agreement with the non-practicing entity that covered past period and future non-exclusive rights to its intellectual property.

In addition, we have been, and may in the future be, sued by third parties for alleged infringement of their claimed proprietary rights. Our technologies may be subject to injunction if they are found to infringe the rights of a third party or we may be required to pay damages, or both. Many of our subscription agreements require us to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling on such a claim.

The outcome of any claims or litigation, regardless of the merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, whether through settlement or licensing discussions, or litigation, could be time-consuming and expensive to resolve, divert management attention from executing our business plan, result in efforts to enjoin our activities, lead to attempts on the part of other parties to pursue similar claims and, in the case of intellectual property claims, require us to change our technology, change our business practices and/or pay monetary damages or enter into short- or long-term royalty or licensing agreements.

Any adverse determination related to intellectual property claims or other litigation could prevent us from offering our service to others, could be material to our financial condition or cash flows, or both, or could otherwise adversely affect our operating results. In addition, depending on the nature and timing of any such dispute, an unfavorable resolution of a legal matter could materially affect our future results of operations or cash flows or both of a particular quarter.

In addition, our exposure to risks associated with various claims, including the use of intellectual property, may be increased as a result of acquisitions of other companies. For example, we may have a lower level of visibility into the development process with respect to intellectual property or the care taken to safeguard against infringement risks with respect to the acquired company or technology. In addition, third parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to our acquisition.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology, and our business may be harmed. In addition, defending our intellectual property rights may entail significant expense. Any of our patents, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. While we have some U.S. patents and many U.S. and international patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, our existing patents and any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our service is available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the U.S., and mechanisms for enforcement of intellectual property rights may be inadequate and we also face proposals to change the scope of protection for some intellectual property rights in the U.S. Also, our involvement in standard setting activity or the need to obtain licenses from others may require us to license our intellectual property. Accordingly, despite our efforts, we may be unable to prevent third parties from using our intellectual property.

We may be required to spend significant resources to monitor and protect our intellectual property rights and we may conclude that in at least some instances the benefits of protecting our intellectual property rights may be outweighed by the expense. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

Our continued success depends on our ability to maintain and enhance our brands.

We believe that the brand identities we have developed have significantly contributed to the success of our business. Maintaining and enhancing the salesforce.com brand and our other brands are critical to expanding our base of customers, partners and employees. Our brands will depend largely on our ability to remain a technology leader and continue to provide high-quality innovative products, services, and features. In order to maintain and enhance our brands, we may be required to make substantial investments that may later prove to be unsuccessful. If we fail to maintain and enhance our brands, or if we incur excessive expenses in our efforts to do so, our business, operating results and financial condition may be materially and adversely affected.

We may lose key members of our management team or development and operations personnel, and may be unable to attract and retain employees we need to support our operations and growth.

Our success depends substantially upon the continued services of our executive officers and other key members of management, particularly our Chief Executive Officer. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives. Such changes in our executive management team may be disruptive to our business. We are also substantially dependent on the continued service of our existing development and operations personnel because of the complexity of our service and technologies. We do not have employment agreements with any of our executive officers, key management, development or operations personnel and they could terminate their employment with us at any time. The loss of one or more of our key employees or groups could seriously harm our business.

In the technology industry, there is substantial and continuous competition for engineers with high levels of experience in designing, developing and managing software and Internet-related services, as well as competition for sales executives and operations personnel. We may not be successful in attracting and retaining qualified personnel. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

Any failure in our delivery of high-quality technical support services may adversely affect our relationships with our customers and our financial results.

Our customers depend on our support organization to resolve technical issues relating to our applications. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. Increased customer demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on our applications and business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell our enterprise cloud computing solutions to existing and prospective customers, and our business, operating results and financial position.

We expect to incur net GAAP losses in the future.

We have incurred net losses in each fiscal quarter except one since July 31, 2011. In addition, we expect our costs to increase as a result of decisions made for our long-term benefit, such as equity awards and business combinations. If our revenue does not grow to offset these expected increased costs, we will not be able to return to profitability and we may continue to incur net losses, on a U.S. GAAP basis, in the future.

Our debt service obligations and operating lease commitments may adversely affect our financial condition and cash flows from operations.

We have a higher level of debt compared to historical periods, including our outstanding $271.3 million of 0.75% Senior Notes due January 15, 2015, $1.15 billion in aggregate principal amount of 0.25% Senior Notes due April 1, 2018, $270.0 million term loan maturing in July 2016 with Bank of America, N.A. and certain other lenders and capital lease arrangements in excess of $500.0 million. Additionally, we have contractually committed to over $2.0 billion in operating lease arrangements, which are not reflected on our condensed consolidated balance sheet. In addition, we have a financing obligation in the amount of $335.8 million for a leased facility of which we are deemed the owner for accounting purposes. Our maintenance of this indebtedness could have important consequences because:

•	it may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

•	an increased portion of our cash flows from operations may have to be dedicated towards repaying the principal beginning in 2015 or earlier if necessary;

•	it may make us more vulnerable to downturns in our business, our industry or the economy in general; and

•	limitations within the term loan covenants may restrict our ability to incur additional indebtedness, grant liens, merge or consolidate, dispose of assets, make investments, make acquisitions, enter into transactions with affiliates, pay dividends or make distributions, repurchase stock and enter into restrictive agreements, as defined in the credit agreement.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulations. Our operations may not generate sufficient cash to enable us to service our debt. If we fail to make a payment on our debt, we could be in default on such debt. If we are at any time unable to generate sufficient cash flows from operations to service our indebtedness when payment is due, we may be required to attempt to renegotiate the terms of the instruments relating to the indebtedness, seek to refinance all or a portion of the indebtedness or obtain additional financing. There can be no assurance that we will be able to successfully renegotiate such terms, that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to us.

A failure to comply with the covenants and other provisions of our outstanding debt could result in events of default under such instruments, which could permit acceleration of all of our notes and the term loan. Any required repayment of our notes and/or term loan as a result of a fundamental change or other acceleration would lower our current cash on hand such that we would not have those funds available for use in our business.

We may not realize any benefits in connection with the unsold portions of our undeveloped land in San Francisco, and our financial performance may be negatively impacted.

In November 2010, we purchased approximately 14 net acres of undeveloped real estate in San Francisco, California, including entitlements and improvements associated with the land. We may not realize any benefits with respect to the purchase of such real estate. While we have already sold a portion of this land, and the remaining portions are under contracts for sale, it is possible that the sales of the remaining portions will not close or that the aggregate sales proceeds for the unsold portions may ultimately be less than the recorded value of the land on our consolidated balance sheet, and our financial results may be negatively impacted.

Weakened global economic conditions may adversely affect our industry, business and results of operations.

Our overall performance depends in part on worldwide economic conditions. The United States and other key international economies have experienced in the past a downturn in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty with respect to the economy. The European Union continues to face great economic uncertainty which could impact the overall world economy or various other regional economies. These conditions affect the rate of information technology spending and could adversely affect our customers’ ability or willingness to purchase our enterprise cloud computing services, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscription contracts, or affect attrition rates, all of which could adversely affect our operating results.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers, and could decrease demand for our services. The majority of our research and development activities, corporate headquarters, information technology systems, and other critical business operations, are located near major seismic faults in the San Francisco Bay Area. Because we do not carry earthquake insurance for direct quake-related losses, and significant recovery time could be required to resume operations, our financial condition and operating results could be materially adversely affected in the event of a major earthquake or catastrophic event.

Risks Relating to Our Convertible Senior Notes and Our Common Stock

The market price of our common stock is likely to be volatile and could subject us to litigation.

The trading prices of the securities of technology companies have been highly volatile. Accordingly, the market price of our notes and underlying common stock has been and is likely to continue to be subject to wide fluctuations. Factors affecting the market price of our notes and underlying common stock include:

•	variations in our operating results, earnings per share, cash flows from operating activities, deferred revenue and other financial metrics and non-financial metrics, and how those results compare to analyst expectations;

•	forward-looking guidance to industry and financial analysts related to future revenue and earnings per share;

•	changes in the estimates of our operating results or changes in recommendations by securities analysts that elect to follow our common stock;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	announcements by us or by our competitors of mergers or other strategic acquisitions, or rumors of such transactions involving us or our competitors;

•	announcements of customer additions and customer cancellations or delays in customer purchases;

•	recruitment or departure of key personnel;

•	disruptions in our service due to computer hardware, software, network or data center problems;

•	the economy as a whole, market conditions in our industry and the industries of our customers;

•	trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock;

•	the issuance of shares of common stock by us, whether in connection with an acquisition, a capital raising transaction or upon conversion of some or all of our outstanding convertible senior notes;

•	issuance of debt or other convertible securities; and

•	any other factors discussed herein.

In addition, if the market for technology stocks or the stock market in general experiences uneven investor confidence, the market price of our notes and underlying common stock could decline for reasons unrelated to our business, operating results or financial condition. The market price of our notes and underlying common stock might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and a diversion of management’s attention and resources.

We may issue additional shares of our common stock or instruments convertible into shares of our common stock, including in connection with the conversion of the notes, and thereby materially and adversely affect the market price of our common stock and the trading price of the notes.

We are not restricted from issuing additional shares of our common stock or other instruments convertible into, or exchangeable or exercisable for, shares of our common stock during the life of the notes. If we issue additional shares of our common stock or instruments convertible into shares of our common stock, it may materially and adversely affect the market price of our common stock and, in turn, the trading price of the notes. In addition, the conversion of some or all of the notes may dilute the ownership interests of existing holders of our common stock, and any sales in the public market of any shares of our common stock issuable upon such conversion of the notes could adversely affect the prevailing market price of our common stock. In addition, the anticipated conversion of the notes could depress the market price of our common stock.

We may not have the ability to raise the funds necessary to pay the amount of cash due upon conversion of the notes or the fundamental change purchase price due when a holder submits its notes for purchase upon the occurrence of a fundamental change.

Upon the occurrence of a fundamental change, holders may require us to purchase, for cash, all or a portion of their notes. In addition, if a holder converts its notes, we will generally pay such holder an amount of cash before delivering to such holder any shares of our common stock.

There can be no assurance that we will have sufficient financial resources, or will be able to arrange financing, to pay the fundamental change purchase price if holders submit their notes for purchase by us upon the occurrence of a fundamental change or to pay the amount of cash due if holders surrender their notes for conversion. In addition, agreements governing any future debt may restrict our ability to make each of the required cash payments even if we have sufficient funds to make them. Furthermore, our ability to purchase the notes or to pay cash upon the conversion of the notes may be limited by law or regulatory authority. In addition, if we fail to purchase the notes, to pay interest due on, or to pay the amount of cash due upon conversion, we will be in default under the indenture, which in turn may result in the acceleration of other indebtedness we may then have. If the repayment of the other indebtedness were to be accelerated, we may not have sufficient funds to repay that indebtedness and to purchase the notes or to pay the amount of cash due upon conversion. Our inability to pay for the notes that are tendered for purchase or upon conversion could result in note holders receiving substantially less than the principal amount of the notes.

The fundamental change provisions may delay or prevent an otherwise beneficial takeover attempt of us.

The fundamental change purchase rights will allow holders to require us to purchase all or a portion of their notes upon the occurrence of a fundamental change. The provisions requiring an increase to the conversion rate for conversions in connection with a make-whole fundamental change may in certain circumstances delay or prevent a takeover of us and the removal of incumbent management that might otherwise be beneficial to investors.

The convertible note hedges and warrant transactions may affect the trading price of the notes and the market price of our common stock.

We entered into privately negotiated convertible note hedge transactions with the hedge counterparties concurrently with the pricing of the notes. We also entered into privately negotiated warrant transactions with the hedge counterparties. Taken together, the convertible note hedge transactions and the warrant transactions are expected, but not guaranteed, to reduce the potential dilution with respect to our common stock upon conversion of the notes. If, however, the price of our common stock, as measured under the terms of the warrant transactions, exceeds the exercise price of the warrant transactions, the warrant transactions will have a dilutive effect on our earnings per share to the extent that the price of our common stock as measured under the warrant transactions exceeds the strike price of the warrant transactions.

The hedge counterparties and their respective affiliates periodically modify their hedge positions from time to time following the pricing of the notes (and are particularly likely to do so during any observation period relating to a conversion of the notes) by entering into or unwinding various over-the-counter derivative transactions with respect to our common stock, and/or by purchasing or selling shares of our common stock or the notes in privately negotiated transactions and/or open market transactions. The effect, if any, of these transactions and activities on the market price of our common stock or the trading price of the notes will depend in part on market conditions and cannot be ascertained at this time. Any of these activities, however, could adversely affect the market price of our common stock and the trading price of the notes.

We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of the notes or our common stock. In addition, we do not make any representation that the counterparties to those transactions will engage in these transactions or activities or that these transactions and activities, once commenced, will not be discontinued without notice; the counterparties or their affiliates may choose to engage in, or discontinue engaging in, any of these transactions or activities with or without notice at any time, and their decisions will be in their sole discretion and not within our control.

We are subject to counterparty risk with respect to the convertible note hedge transactions.

The hedge counterparties are financial institutions or affiliates of financial institutions, and we will be subject to the risk that these hedge counterparties may default under the convertible note hedge transactions. Our exposure to the credit risk of the hedge counterparties will not be secured by any collateral. If one or more of the hedge counterparties to one or more of our convertible note hedge transactions becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at the time under those transactions. Our exposure will depend on many factors but, generally, the increase in our exposure will be correlated to the increase in our stock price and in the volatility of our stock. In addition, upon a default by one of the hedge counterparties, we may suffer adverse tax consequences and dilution with respect to our common stock. We can provide no assurances as to the financial stability or viability of any of the hedge counterparties.

Provisions in our amended and restated certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions among other things:

•	permit the board of directors to establish the number of directors;

•	provide that directors may only be removed “for cause” and only with the approval of 66 2/3 percent of our stockholders;

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan (also known as a “poison pill”);

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on merger, business combinations and other transactions between us and holders of 15 percent or more of our common stock.

In addition, the fundamental change purchase rights applicable to the notes, which will allow note holders to require us to purchase all or a portion of their notes upon the occurrence of a fundamental change, and the provisions requiring an increase to the conversion rate for conversions in connection with a make-whole fundamental change may in certain circumstances delay or prevent a takeover of us and the removal of incumbent management that might otherwise be beneficial to investors.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary” and “Risk Factors,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements consist of, among other things, trend analyses, statements regarding future events, future financial performance, our anticipated growth, the effect of general economic and market conditions, our business strategy and our plan to build our business, including our strategy to be the leading provider of enterprise cloud computing applications and platforms and to lead the industry shift to the “customer company,” our service performance and security, the expenses associated with new data centers, additional data center capacity, real estate and office facilities space, our operating results, new features and services, our strategy of acquiring or making investments in complementary businesses, joint ventures, services and technologies, and intellectual property rights, our ability to successfully integrate acquired businesses and technologies, our ability to continue the growth and to maintain deferred revenue and unbilled deferred revenue, our ability to protect our intellectual property rights, our ability to develop our brands, our ability to realize the benefits from strategic partnerships, the effect of evolving government regulations, the effect of foreign currency exchange rate and interest rate fluctuations on our financial results, the valuation of deferred tax assets, the potential availability of additional tax assets in the future and related matters, the impact of expensing stock options, the sufficiency of our capital resources, factors related to our outstanding convertible notes, term loan, compliance with our related debt covenants, and capital lease obligations, and current and potential litigation involving us, all of which are based on current expectations, estimates, and forecasts, and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “aims,” “projects,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “assumes,” “may,” “should,” variations of such words, and similar expressions are also intended to identify such forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Readers are directed to risks and uncertainties identified above, under “Risk Factors” and elsewhere in this prospectus, for factors that may cause actual results to be different than those expressed in these forward-looking statements. Except as required by law, we undertake no obligation to revise or update publicly any forward-looking statements for any reason.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling stockholders.

SELLING STOCKHOLDERS

Up to 7,189,294 shares of common stock are being offered by this prospectus, all of which are being offered for resale for the account of the selling stockholders. Unless otherwise noted below, the shares being offered were issued to the selling stockholders pursuant to an Agreement and Plan of Reorganization dated July 10, 2014 by and among the Company, RelateIQ and certain other parties in connection with our acquisition of RelateIQ. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock being registered.

The table below sets forth certain information known to us, based upon written representations from the selling stockholders, with respect to the beneficial ownership of our shares of common stock held by the selling stockholders as of August 1, 2014, the date of closing of our acquisition of RelateIQ, except as described in the notes to such table. Because the selling stockholders may sell, transfer or otherwise dispose of all, some or none of the shares of our common stock covered by this prospectus, we cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by the selling stockholders, or the amount or percentage of shares of our common stock that will be held by the selling stockholders upon termination of any particular offering. See “Plan of Distribution.” For purposes of the table below, we assume that the selling stockholders will sell all their shares of common stock covered by this prospectus.

In the table below, the percentage of shares beneficially owned is based on 619,158,450 shares of our common stock outstanding at the close of business on July 31, 2014, determined in accordance with Rule 13d-3 under the Exchange Act of 1934, as amended. Under such rule, beneficial ownership includes any shares over which the selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days of such date through the exercise of any options or other rights. Except as otherwise indicated, we believe that the selling stockholders have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them. The beneficial ownership information presented in this table is not necessarily indicative of beneficial ownership for any other purpose.

	Prior to the Offering			After the Offering
Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned	Percent of Shares of Common Stock Outstanding	Number of Shares of Common Stock Being Registered for Resale	Number of Shares of Common Stock Beneficially Owned	Percent of Shares of Common Stock Outstanding
Entities Affiliated with Accel XI Associates L.L.C.(1)	1,676,122	*	1,676,122	—	*
Entities Affiliated with Formation8 GP, LLC(2)	1,137,712	*	1,137,712	—	*
Adam Evans(3)	809,258	*	809,258	—	*
Stephen Loughlin(4)	787,085	*	787,085	—	*
Entities Affiliated with Redpoint Ventures(5)	489,056	*	489,056	—	*
Morgenthaler Venture Partners IX, L.P.(6)	310,725	*	310,725	—	*
KPCB Holdings, Inc.(7)	260,830	*	260,830	—	*
Armando Mann(8)	134,199	*	134,199	—	*
Dhanurjay Patil(9)	120,187	*	120,187	—	*
Stephen Ehikian(10)	105,001	*	105,001	—	*
News Corporation(11)	97,811	*	97,811	—	*
Entities Affiliated with Goldcrest Investments RelateIQ GP, LLC(12)	92,173	*	92,173	—	*
Robert Cohn(13)	87,650	*	87,650	—	*
Entities Affiliated with Battery Partners IV, LLC(14)	77,547	*	77,547	—	*
ICQ Investments 8, LP(15)	77,547	*	77,547	—	*
The Kelly Picasso Loughlin 2013 Annuity Trust(16)	66,518	*	66,518	—	*
The Juliane Rose Evans 2013 Annuity Trust(17)	44,345	*	44,345	—	*
Glynn Partners III, L.P.(18)	43,470	*	43,470	—	*
S.V. Angel III, L.P.(19)	41,407	*	41,407	—	*
Gary Lerhaupt(20)	37,786	*	37,666	120	*
Michael Scott Bessler(21)	37,664	*	37,664	—	*
Nathaniel de Rothschild(22)	35,813	*	35,813	—	*
SIM Digital Media Fund, LP(23)	35,128	*	35,128	—	*
Allen & Company LLC(24)	31,019	*	31,019	—	*
Ujamaa Ventures, LLC(25)	30,958	*	30,958	—	*
All other selling stockholders (62 persons)(26)	524,325	*	522,403	1,922	*

*	Less than 1%.
(1)	Consists of (i) 138,111 shares held of record by Accel Investors 2012 L.L.C., 17,705 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition; (ii) 1,430,635 shares held of record by Accel XI L.P., 183,381 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition; and (iii) 107,376 shares held of record by Accel XI Strategic Partners L.P., 13,766 shares of which are being held in escrow until November 2015 to fund any indemnifications obligation to us related to the acquisition. Accel XI Associates L.L.C. is the general partner of Accel XI L.P. and Accel XI Strategic Partners L.P. and has sole voting and dispositive power over the reported shares. Andrew G. Braccia, James W. Breyer, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock and Richard P. Wong are the managing members of Accel XI Associates L.L.C. and Accel Investors 2012 L.L.C. and may be deemed to share voting and dispositive powers. The address for these entities is 428 University Avenue, Palo Alto, CA 94301.
(2)	Consists of (i) 190,187 shares held of record by F8 MindLight SPV, L.P., 24,379 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition and (ii) 947,525 shares held of record by Formation8 Partners Fund I, L.P., 121,456 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. The shares directly held by F8 MindLight SPV, L.P. and Formation8 Partners Fund I, L.P. are indirectly owned by Formation8 GP, LLC., the sole general partner of F8 MindLight SPV, L.P. and Formation 8 Partners Fund I, L.P. James Kim, Brian Koo, and Joseph Lonsdale are the managing members of Formation8 GP, LLC. and may be deemed to have voting and dispositive power over the reported shares. The address for these entities is 501 Second Street, Suite 300, San Francisco, CA 94107.
(3)	Consists of (i) 764,913 shares held of record by Adam Evans, 98,048 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition and (ii) 44,345 shares held of record by the Adam T. Evans 2013 Annuity Trust, of which Mr. Evans is a trustee, 5,685 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. Mr. Evans has voting power over all 809,258 shares. The address for Mr. Evans is c/o salesforce.com, Landmark @ One Market Street, San Francisco, CA 94105.
(4)	Consists of (i) 720,567 shares held of record by Stephen Loughlin, 92,363 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition and (ii) 66,518 shares held of record by the Stephen F. Loughlin 2013 Annuity Trust, of which Mr. Loughlin is a trustee, 8,527 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. Mr. Loughlin has voting power over all 787,085 shares. The address for Mr. Loughlin is c/o salesforce.com, Landmark @ One Market Street, San Francisco, CA 94105.
(5)	Consists of (i) 476,830 shares held of record by Redpoint Ventures V, L.P., 61,121 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition and (ii) 12,226 shares held of record by Redpoint Associates V, LLC, 1,568 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. Redpoint Ventures V, L.L.C. is the general partner of Redpoint Ventures V, L.P. W. Allen Beasley, Jeffrey D. Brody, Satish Dharmaraj, R. Thomas Dyal, Timothy M. Haley, Christopher B. Moore, Scott C. Raney, John L. Walecka and Geoffrey Y. Yang are the managing members of Redpoint Ventures V, L.L.C. and Redpoint Associates V, L.L.C., and may be deemed to have voting and dispositive power over the reported shares. The address for these entities is c/o Lars Pederson, 3000 Sand Hill Road, 2-290, Menlo Park, CA 94025.
(6)	Consists of 310,725 shares held of record by Morgenthaler Venture Partners IX, L.P., 39,830 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. The shares directly held by Morgenthaler Venture Partners IX, L.P. are indirectly owned by Morgenthaler Management Partners IX, L.L.C., its sole general partner. Gary Little, Gary Morgenthaler, Rebecca Lynn, Bob Pavey, Chris Christoffersen, Hank Plain, Robin Bellas, Jim Broderick and Scott Walters are the managing members of Morgenthaler Management Partners IX, L.L.C. and may be deemed to have voting and dispositive power over the reported shares. The address for these entities is 2710 Sand Hill Road, Suite 100, Menlo Park, CA 94025.
(7)	Consists of 260,830 shares of common stock held for convenience in the name of “KPCB Holdings, Inc. as nominee” for the account of entities affiliated with Kleiner Perkins Caufield & Byers and other individuals and entities that each exercises its own voting and dispositive control over the shares for its own account, 33,434 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in any such shares. The address for these entities is 2750 Sand Hill Road, Menlo Park, CA 94025. Michael Abbott, Chi-Hua Chien, Amol Deshpande, L. John Doerr, William “Bing” Gordon, Wen Hsieh, Randy Komisar, Matt Murphy, Theodore E. Schlein, Dr. Beth Seidenberg and Trae Vassalo have shared voting and investment powers with respect to the shares, and each disclaims beneficial ownership except to the extent of any pecuniary interest therein.
(8)	Consists of (i) 41,937 fully vested shares and (ii) 92,262 shares that will vest upon satisfaction of vesting conditions. Mr. Mann has voting power over all 134,199 shares, 17,203 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. The address for Mr. Mann is c/o salesforce.com, Landmark @ One Market Street, San Francisco, CA 94105.
(9)	Consists of (i) 38,739 fully vested shares and (ii) 81,448 shares that will vest upon satisfaction of vesting conditions. Mr. Patil has voting power over all 120,187 shares, 15,407 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. The address for Mr. Patil is c/o salesforce.com, Landmark @ One Market Street, San Francisco, CA 94105.
(10)	Consists of (i) 55,986 fully vested shares and (ii) 49,015 shares that will vest upon satisfaction of vesting conditions. Mr. Ehikian has voting power over all 105,001 shares, 13,460 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. The address for Mr. Ehikian is c/o salesforce.com, Landmark @ One Market Street, San Francisco, CA 94105.
(11)	Consists of 97,811 shares held of record by News Corporation, 12,538 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. The address for News Corporation is 1211 Avenue of the Americas, New York, NY 10036.
(12)	Consists of (i) 46,528 shares held of record by Goldcrest Investments Relate IQ, LP, 5,965 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition and (ii) 45,645 shares held of record by Goldcrest RelateIQ II LP, 5,851 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. The shares directly held by Goldcrest Investments Relate IQ, LP and Goldcrest RelateIQ II LP are indirectly owned by Goldcrest Investments RelateIQ GP, LLC, the sole general partner of Goldcrest Investments Relate IQ, LP and Goldcrest RelateIQ II LP. Adam Ross is the sole member of Goldcrest Investments RelateIQ GP, LLC and may be deemed to have voting and dispositive power over the reported shares. The address for these entities is 5956 Sherry Lane, Suite 930, Dallas, TX 75225.
(13)	Consists of (i) 81,130 shares held of record by the Borebank Trust, of which Robert Cohn is a trustee, 10,400 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition and (ii) 6,520 shares held of record by PENSCO Trust, Custodian FBO Robert Cohn Roth IRA, 836 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. Mr. Cohn has voting power over all 87,650 shares. The address for Mr. Cohn is c/o salesforce.com, Landmark @ One Market Street, San Francisco, CA 94105.
(14)	Consists of (i) 76,780 shares held of record by Battery Ventures IX, L.P. (“BV IX”), 9,842 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition and (ii) 767 shares held of record by Battery Investment Partners IX, LLC (“BIP IX”), 99 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. The sole general partner of BV IX and sole managing member of BIP IX is Battery Partners IX, LLC (“BP IX”). BP IX’s investment advisor is Battery Management Corp. (together with BP IX, the “Battery Companies”). The managing members and officers of the Battery Companies who share voting and dispositive power with respect to these shares are Neeraj Agrawal, Michael Brown, Thomas J. Crotty, Jesse Feldman, Richard D. Frisbie, Kenneth P. Lawler, Roger H. Lee, R. David Tabors and Scott R. Tobin. Each of the foregoing persons disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for these entities is One Marina Park Drive, Suite 1100, Boston, MA 02210.
(15)	Consists of 77,547 shares held of record by ICQ Investments 8, LP, 9,941 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. The shares directly held by ICQ Investments 8, LP are indirectly owned by ICQ Management, LLC, the sole general partner of ICQ Investments 8, LP. Divesh Makan is the managing member of ICQ Management, LLC and may be deemed to have voting and dispositive power over the reported shares. The address for ICQ Investments 8, LP is c/o ICONIQ Capital, 394 Pacific Avenue, 2nd Floor, San Francisco, CA 94111.
(16)	Consists of 66,518 shares held of record by the Kelly Picasso Loughlin 2013 Annuity Trust, of which Kelly Loughlin is a trustee, 8,527 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. Ms. Loughlin has voting power over all 66,518 shares. The address for Ms. Loughlin is c/o salesforce.com, Landmark @ One Market Street, San Francisco, CA 94105.
(17)	Consists of 44,345 shares held of record by Juliane Rose Evans, Trustee of the Juliane Rose Evans 2013 Annuity Trust, 5,685 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. Ms. Evans has voting power over all 44,345 shares. The address for Ms. Evans is c/o salesforce.com, Landmark @ One Market Street, San Francisco, CA 94105.
(18)	Consists of 43,470 shares held of record by Glynn Partners III, L.P., 5,573 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. The shares directly held by Glynn Partners III, L.P., are indirectly owned by Glynn Management III, LLC, the sole general partner of Glynn Partners III, L.P. John W. Glynn, David S. Glynn, Scott J. Jordon are the managing members of Glynn Management III, LLC and may be deemed to have voting and dispositive power over the reported shares. The address for Glynn Partners III, L.P. is 3000 Sand Hill Road, 3-230, Menlo Park, CA 94025.
(19)	Consists of 41,407 shares held of record by S.V. Angel III, L.P., 5,309 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. The shares directly held by S.V. Angel III, L.P., are indirectly owned by David Lee, the sole general partner of S.V. Angel III, L.P. David Lee is the managing member of S.V. Angel III, L.P. and may be deemed to have voting and dispositive power over the reported shares. The address for S.V. Angel III, L.P. is 8830 Menlo Ave., Suite 100, Menlo Park, CA 94025.
(20)	Consists of (i) 27,465 fully vested shares; (ii) 10,201 shares that will vest upon the satisfaction of vesting conditions; and (iii) options to purchase 120 shares exercisable within 60 days of August 1, 2014. Mr. Lerhaupt has voting power over all 37,666 shares, 4,829 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. The address for Mr. Lerhaupt is c/o salesforce.com, Landmark @ One Market Street, San Francisco, CA 94105.
(21)	Consists of (i) 23,541 fully vested shares and (ii) 14,123 shares that will vest upon satisfaction of vesting conditions. Mr. Bessler has voting power over all 37,664 shares, 4,829 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. The address for Mr. Bessler is c/o salesforce.com, Landmark @ One Market Street, San Francisco, CA 94105.
(22)	Consists of 35,813 shares held of record by the Beit Almin Trust Agreement, of which Nathaniel de Rothschild is a trustee, 4,594 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. Mr. de Rotshchild has voting power over all 35,813 shares. The address for Mr. de Rothschild is c/o salesforce.com, Landmark @ One Market Street, San Francisco, CA 94105.
(23)	Consists of 35,128 shares held of record by SIM Digital Media Fund, LP, 4,505 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. The shares directly held by SIM Digital Media Fund, LP are indirectly owned by Stephens Investment Management LLC, its general partner. Paul H. Stephens, P. Bart Stephens and W. Bradford Stephens are the managing members of Stephens Investment Management LLC and may be deemed to have voting and dispositive power over the reported shares. The address for these entities is One Ferry Building, Suite 255, San Francisco, CA 94111.
(24)	Consists of 31,019 shares of common stock held for convenience in the name of “Allen & Company LLC, as nominee on behalf of itself and certain employees” for the account of entities affiliated with Allen & Company LLC and other individuals and entities that each exercises its own voting and dispositive control over the shares for its own account, 3,977 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. Allen & Company LLC beneficially owns 19,232 of such shares and certain employees of Allen beneficially own 11,787 is such shares. Each of Allen & Company LLC and such employees disclaims beneficial ownership of shares beneficially owned by the other holders. The address for these holders is 711 Fifth Avenue, New York, NY 10022.
(25)	Consists of 30,958 shares held of record by Ujamaa Ventures, LLC, 3,969 shares of which are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition. Ujamaa Ventures, LLC is a wholly-owned subsidiary of Ovo Fund, LLC. Ovo Fund, LLC is managed by Ovo Manager, LLC, which itself is managed by Eric Chen and Charles Davis. The address for these entities is PO Box 3188, Los Altos, CA 94024.
(26)	Includes each other selling stockholder who in the aggregate beneficially owns less than 1% of our outstanding common stock. Consists of (i) 411,043 fully vested shares; (ii) 111,360 shares that will vest upon the satisfaction of vesting conditions; and (iii) options to purchase 1,922 shares exercisable within 60 days of August 1, 2014. Of the 522,403 shares held of record by the selling stockholders, 67,019 shares are being held in escrow until November 2015 to fund any indemnification obligations to us related to the acquisition.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of the shares of common stock beneficially owned by them and offered hereby.

The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

The selling stockholders may effect such transactions by selling the shares of common stock to or through broker-dealers. The shares of common stock may be sold through broker-dealers by one or more of, or a combination of, the following:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

•	in privately negotiated transactions.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling stockholders have informed us that, except as set forth below, none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. If any selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering or secondary distribution or a purchase by a broker or dealer, we may be required to file a prospectus supplement pursuant to the applicable rules promulgated under the Securities Act of 1933. Certain selling stockholders who are entities rather than natural persons may distribute shares to their partners, shareholders or other owners in normal course, who may in turn sell the shares in the manner listed above.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, or the selling stockholders may be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from written information furnished to us by the selling stockholders specifically for use in this prospectus.

We may restrict or suspend offers and sales or other dispositions of the shares under the shelf registration statement, of which this prospectus forms a part, at any time from and after the effective date of the shelf registration statement, subject to certain terms and conditions. In the event of such restriction or suspension, the selling stockholders will not be able to offer or sell or otherwise dispose of the shares of common stock under the shelf registration statement.

None of the selling stockholders intends to use any means of distributing or delivering the prospectus other than by hand or the mails, and none of the selling stockholders intends to use any forms of prospectus other than printed prospectuses.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradeable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for salesforce.com, inc. by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements of salesforce.com, inc. appearing in salesforce.com, inc.’s Annual Report (Form 10-K) for the year ended January 31, 2014 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC’s Public Reference Room in Washington, D.C., located at 100 F Street, N.E. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public over the Internet from the SEC’s website at www.sec.gov, or our website at www.salesforce.com. The contents of our website are not incorporated by reference in or otherwise a part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this registration statement until the selling stockholders listed herein sell all of the shares of our common stock registered under this prospectus:

1. our Annual Report on Form 10-K for the fiscal year ended January 31, 2014, filed with the SEC on March 5, 2014;

2. our Quarterly Report on Form 10-Q for the quarter ended April 30, 2014, filed with the SEC on May 30, 2014;

3. the information specifically incorporated by reference into the Annual Report from our definitive proxy statement on Schedule 14A, filed with the SEC on May 7, 2014;

4. our Current Reports on Form 8-K, filed with the SEC on February 3, 2014, February 28, 2014, March 14, 2014, April 4, 2014, April 11, 2014, June 6, 2014, June 30, 2014 and July 11, 2014, except to the extent that information therein is furnished and not filed with the SEC; and

5. the description of our common stock in our Registration Statement on Form 8-A, filed with the SEC on June 21, 2004.

This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about salesforce and our common stock.

Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference in the documents. You may obtain documents incorporated by reference in this prospectus by writing to us at the following address or by calling us at the telephone number listed below:

salesforce.com, inc.

The Landmark @ One Market, Suite 300

San Francisco, California 94105

(415) 901-7000

Attn: Corporate Secretary

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

7,189,294 SHARES

Common Stock

PROSPECTUS

August 25, 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The Registrant will pay all reasonable expenses incident to the registration of the shares other than any commissions and discounts of underwriters, dealers or agents. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

Amount to be paid
SEC registration fee	$50,763
Printing fees	7,500
Legal fees and expenses	25,000
Accounting fees and expenses	22,000
Total	$105,263

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102(b) of the Delaware General Corporation Law authorizes a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to a corporation or its stockholders for monetary damages for breach or alleged breach of the director’s “duty of care.” While this statute does not change the directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The statute has no effect on a director’s duty of loyalty or liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, illegal payment of dividends or stock redemptions or repurchases, or for any transaction from which the director derives an improper personal benefit. As permitted by the statute, the Company has adopted provisions in its Certificate of Incorporation which eliminate to the fullest extent permissible under Delaware law the personal liability of its directors to the Company and its stockholders for monetary damages for breach or alleged breach of their duty of care.

Section 145 of the General Corporation Law of the State of Delaware allows for the indemnification of officers, directors, employees and agents of a corporation. The Bylaws of the Company provide for indemnification of its directors, officers, employees and agents to the full extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary under Delaware law. The Company’s Bylaws also empower the Company to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person whom it is required or permitted to indemnify. The Company has entered into agreements with its directors and its executive officers that require the Company to indemnify such persons to the fullest extent permitted under Delaware law against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the Company or any of its affiliated enterprises. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. The Company intends to enter into indemnification agreements with any new directors and executive officers in the future.

Section 145 of the General Corporation Law of the State of Delaware provides for indemnification in terms sufficiently broad to indemnify such individuals, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

ITEM 16. EXHIBITS.

See “Exhibit Index” following the signature pages.

ITEM 17. UNDERTAKINGS.

A. The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on August 25, 2014.

salesforce.com, inc.

By:	/s/ Burke F. Norton
Burke F. Norton
Executive Vice President and Chief Legal Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Marc Benioff, Burke Norton and Mark Hawkins, and each of them, as his or her true and lawful attorney in fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3 (including post effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney in fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney in fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Marc Benioff	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	August 25, 2014
Marc Benioff

/s/ Mark Hawkins	Chief Financial Officer (Principal Financial Officer)	August 25, 2014
Mark Hawkins

/s/ Joe Allanson	Senior Vice President, Chief Accountant and Controller (Principal Accounting Officer)	August 25, 2014
Joe Allanson

/s/ Keith Block	Director, President and Vice Chairman	August 25, 2014
Keith Block

/s/ Craig Conway	Director	August 25, 2014
Craig Conway

/s/ Alan Hassenfeld	Director	August 25, 2014
Alan Hassenfeld

/s/ Colin Powell	Director	August 25, 2014
Colin Powell

/s/ Craig Ramsey	Director	August 25, 2014
Craig Ramsey

/s/ Sanford R. Robertson	Director	August 25, 2014
Sanford R. Robertson

/s/ John V. Roos	Director	August 25, 2014
John V. Roos

Signature	Title	Date

/s/ Lawrence Tomlinson	Director	August 25, 2014
Lawrence Tomlinson

/s/ Robin Washington	Director	August 25, 2014
Robin Washington

/s/ Maynard Webb	Director	August 25, 2014
Maynard Webb

EXHIBIT INDEX

Exhibit Number	Description of Document

3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant.

3.2(1)	Amended and Restated Bylaws of the Registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1 hereto)

24.1	Power of Attorney (contained on signature page hereto)

*	Filed herewith
(1)	Incorporated by reference from the Registrant’s Current Report on Form 8-K as filed with the SEC on June 11, 2013.